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January 8, 2009

WORLD GOLD TRUST SERVICES	Gold – the supply side
Gold – the supply side
June 2008
George Milling-Stanley
World Gold Council
Welcome to a World Gold Council Vodcast on “Gold, the supply side.”
The demand/supply equation
I talk to a lot of investors in the course of my work and I know how concerned many of them are about the possibility of shocks from the supply side. With that in mind I want to devote a few minutes to some thoughts about the supply side that is the bagel on the right.
Mine production
Here you have the primary component of gold supply, new production from mines, going back to 1997. Production started to come off in 2001 and the trend has been generally downward since then. The continued decline in mine production might seem a bit surprising given the strong rise in the gold price over the same period, but it reflects the very long lead times that exist today in the gold mining industry. It is also a legacy of the depressed gold prices during the 1990s when mining companies simply couldn’t afford to invest in their own future.
Reasons for declining production
Spending on exploration and development for new gold mines fell 70% from the peak to the trough during the 1990s, so it’s hardly surprising that we’re not hearing a whole lot of reports of major new discoveries. Exploration spending has picked up since then along with the rising gold price, in fact Greg Wilkins, Chief Executive of Barrick, the world’s biggest gold mining company, told the company’s annual meeting recently that even though spending on exploration has recovered this is not being reflected in really significant new discoveries. And Nick Holland, the newly appointed Chief Executive of Gold Fields, told me recently that mining companies are becoming much less choosey about possible gold deposits these days. Back in the day when I used to work for the group, Gold Fields used to turn its nose at any deposit with less than 5 million ounces of gold; now they’re happy to consider discoveries with as little as 2 million ounces.
Real production costs are rising
In addition, mining gold is an expensive business and it’s getting more so. The total reported cost of extracting gold rose to just below $500 an ounce in 2007, from below $400 in 2006 and just over $200 an ounce in 2002. And even those figures don’t encompass the entire cost of running a gold mining company. Quoting Nick Holland again, he told me that Gold Fields is now focusing on what he calls “Notional Cash Expenditure.” What he means by that phrase is that the company counts every single expense, whether it’s operating costs, capital expenditure, or indeed anything else that’s required to run a gold mine as part of its production costs. Nick estimates that if every gold mine reported on that basis, something that he’d like to see happen to persuade the industry to get away from its present exclusive focus just on cash costs, real production costs in the industry are probably averaging somewhere between $600 and $700 an ounce.

WORLD GOLD TRUST SERVICES	Gold – the supply side
Rising costs putting a higher floor under gold price
The increases in production costs reflect dramatic rises in many of the inputs into the mining process. Energy is a key input, accounting for more than half of costs in some operations. The costs of other raw materials, such as rubber, steel and cement, have also escalated in recent years. Labour costs, yet another vital input, have continued their apparently inexorable rise. From the standpoint of costs, there’s a much higher floor underneath the gold price than there was a few years ago. What does all this add up to? Most analysts are forecasting flat to declining production for the next several years.
Recycled gold
The second element of gold supply comes from scrap or recycled gold. Scrap supply in any country is determined by the price, and arguably even more by volatility in the price, in addition to the nation’s general economic condition and the finances of every individual household. That makes scrap supply inherently unpredictable, although I’ve been impressed by one thing in our recent quarterly reports of gold supply and demand and that’s the way in which each fresh surge upward in the gold price has triggered a wave of selling back, mostly in the emerging markets, but these waves have been for the most part very short-lived, perhaps two weeks at most. And this is because many potential sellers clearly believe the price is going to go on rising and they’d rather hold off for a while to see if they can get a better price tomorrow or maybe even next month.
In the first quarter of this year scrap supply jumped by 30% from year earlier levels. This was primarily due to consumers selling back jewellery in Asian and Middle Eastern countries as a result of price movements. The melting of unsold inventory by manufacturers and retailers in North America and Europe also continued; with gold prices this high, the trade simply cannot afford to allow unsold inventory to remain on the shelves for very long.
The official sector
Moving on to the final element of gold supply, central banks. The official sector remains a net seller, meaning that central banks contribute to the supply of gold each year. Of course the issue doesn’t get anything like the attention it received during the 1990s when investors were fearful that any day might bring an announcement that yet another official sector institution had plans to sell. The Central Bank Gold Agreement of September 1999 and its renewal in 2004 effectively took this issue off the table as an area of concern for investors, bringing much needed transparency and predictability to central bank dealing.
Central Bank Gold Agreement
Why were these agreements necessary? Many European countries hold a very large proportion of gold in their external reserves. France, Germany, Italy and the Netherlands have between 55% and 70% of their reserves in gold, while for Portugal and Greece the figure is closer to 90%. This is mainly a historical legacy of the days when currencies were backed by gold when the world was on some form of gold standard. The two successive Central Bank Gold Agreements have allowed several countries that believed they held excessive quantities of gold to rebalance their reserves and to do so in a transparent and controlled manner without causing any disruption to the broader gold market. The signatories to these agreements are currently selling slightly less than their limit each year.
Will the agreement be renewed?
What will happen when the current agreement expires in September 2009? This has prompted a good deal of discussion in the market over whether central bankers will decide to extend the

WORLD GOLD TRUST SERVICES	Gold – the supply side
agreement for a further period of years. The consensus of opinion among central bankers seems to be leaning toward a renewal, but I must stress that these are personal opinions only. It’s too early for any of the signatory central banks to have taken an official position; it will probably be the spring of 2009 before the market gets any meaningful indication of central bankers’ intentions.
Possible IMF sales
Another development in the official sector during 2007 was the resurfacing of proposals for the International Monetary Fund to sell some of its substantial gold holdings. But there are significant differences between the current proposals and ideas that have been mooted in the past. The IMF is now seeking permission from its members to sell a limited quantity of around 400 tonnes of its gold in order to use the proceeds to establish an endowment, the income from which will be used to finance the continuing operations of the IMF. The discussion over possible sales has evoked little or no response in the gold market, the IMF has taken pains to minimize any potential disruption. With this in mind, the Fund has emphasized that any sale would involve no net addition to sales the market is already anticipating from the official sector because sales would be carried out under the auspices of existing sales agreement among central banks. The sales would be preceded by an examination of the possibility of off-market deals with other official sector institutions, sales would be gradual and spread over several years, and the remaining 2,800 tonnes of gold in IMF reserves would be ring-fenced to prevent speculation over the possibility of any additional sales.
Summary and conclusions
To summarize:
•	Mine production: No reputable analyst seems to be expecting any significant increase in mine production. In fact, most commentators seem to be looking for a flat to declining curve for at least the next few years.

•	Recycled scrap: In the absence of any significant economic distress, scrap is primarily a function of changes in the gold price rather than the absolute level the price might reach. It’s not easy to predict, but it could be argued that the price may be in for a period of greater stability after the exceptionally high volatility that has characterized the last 6 months.

•	Official sector sales are expected to continue along the controlled, transparent and predictable course central bankers have set for themselves.
So, on balance, there’s nothing to suggest that the market has any reason to fear a big surprise from the supply side of the gold equation. Given some of the shocks the market experienced in the 1990s this should come as a great relief to investors.
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